Exhibit 99.1

EARNINGS PRESS RELEASE

MakeMyTrip maintains Profitable Growth Momentum

National, January 21, 2026 (NASDAQ: MMYT) — MakeMyTrip Limited, India’s leading travel service provider, today announced its unaudited financial and operating results for its fiscal third quarter ended December 31, 2025 as attached herewith and available at www.sec.gov/ and on our website at http://investors.makemytrip.com.

Business & Financial Highlights | Q3 FY26

	Q3 FY26 ($ Million)	Q3 FY25 ($ Million)	YoY Change (Constant Currency)[2]
Gross Bookings	2,784.5	2,612.4	11.8%
Revenue as per IFRS	295.7	267.4	15.4%
Adjusted Margin[1]
Air Ticketing	107.9	93.8	20.4%
Hotels and Packages	133.2	121.9	14.6%
Bus Ticketing	42.4	35.0	26.1%
Others	27.5	19.8	45.5%
Results from Operating Activities	40.9	34.7
Adjusted Operating Profit[1] (also referred to as Adjusted EBIT)[3]	50.7	46.0
Profit for the period	7.3	27.1
Adjusted Net Profit[1]	51.4	44.9

•
Strong double-digit growth (in constant currency) in Adjusted Margin1 across all segments.
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Our Hotels and Packages business witnessed strong volume growth of 20.3% YoY based on the number of hotel-room nights in Q3 FY26 as compared to Q3 FY25.
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Results from Operating Activities grew 17.9% YoY to reach $40.9 million in Q3 FY26 from $34.7 million in Q3 FY25.

Commenting on the results, Rajesh Magow, Group Chief Executive Officer, MakeMyTrip, said,

“Our diversified product portfolio of transport and accommodation options helped us mitigate the impact of slower growth in the domestic air travel market and deliver strong overall growth in this seasonal quarter. We remain focused on expanding our wallet share with Indian travelers each quarter, with comprehensive and differentiated offerings for new and existing customers. We are also progressing well on our AI journey to continuously improve customer experience and to make our organisation more efficient and agile.”

Commenting on the results, Mohit Kabra, Group Chief Financial Officer, MakeMyTrip, said,

“Our ability to serve a wide range of travel demands, coupled with the rapid expansion of our ancillary services, has allowed us to deliver another quarter of strong performance. We also had a very successful launch of our first of its kind “Travel Ka Mahurat Sale’ campaign to push our offerings to tap into seasonal travel demand.”

Notes:

(1)
This is a non-IFRS measure. Reconciliations of IFRS measures to non-IFRS financial measures, and operating results are included at the end of our earnings release. For more information, see “About Key Performance Indicators and Non-IFRS Measures” in our earnings release.
(2)
Constant currency refers to our financial results assuming constant foreign exchange rates for the current fiscal period based on the rates in effect during the comparable period in the prior fiscal year. This is a non-IFRS measure. Reconciliations of IFRS measures to non-IFRS financial measures and operating results are included at the end of our earnings release. For more information, see “About Key Performance Indicators and Non-IFRS Measures” in our earnings release.
(3)
Adjusted Operating Profit (AOP) is commonly referred to among investors and analysts in India as Adjusted EBIT.